SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 12, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Periodic update on transaction details related to Philips’ share repurchases and covering of additional LTI obligations”, dated November 12, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 12th day of November, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

November 12, 2018

Periodic update on transaction details related to Philips’ share repurchases and covering of additional LTI obligations

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today reported that in the period from November 2, 2018 up to and including November 7, 2018 a total of 1,702,600 of its own common shares were repurchased, with a weighted average purchase price of EUR 33.78. These repurchases were made under the repurchase program to cover long-term incentive and employee share purchase plans, which was announced on October 22, 2018. Further details can be found via this link [1].

Philips intends to extend this share repurchase program to cover obligations arising from its long-term incentive and employee share purchase plans with the purchase of an additional up to 10 million shares. To this end, Philips intends to enter into forward transactions with several financial institutions to be settled at future dates over the course of the program until 2022. The transactions will be entered into in accordance with the Market Abuse Regulation and within the limits of the authorization granted by the company’s General Meeting of Shareholders on May 3, 2018. Based on the market closing price on Euronext Amsterdam on November 9, 2018, the transactions represent an amount of up to EUR 336 million. Philips will provide further details on its website, which can then be found via this link as well.

[1]	Details of Philips’ current EUR 1.5 billion share buyback program for capital reduction purposes, which was initiated in the third quarter of 2017, can be found via the same link.

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 15213446

E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 59 77055

E-mail: ksenija.gonciarenko@philips.com

November, 2018 Page: 2

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2017 sales of EUR 17.8 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.